March 1, 2016

Jacob Sandoval Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Funds Series Trust (the “Trust” or “Registrant”)

Dear Mr. Sandoval:

On January 28, 2016, you provided comments to the annual reports and other filings of various series of the Trust by telephone to Tanya Goins. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

Catalyst Funds – N-SAR-B

Comment 1. Please refile the N-SAR-B filed on September 2, 2014 with the Report of Independent Registered Public Accounting Firm dated correctly as 2014, instead of 2013.

Response. The Registrant will refile the N-SAR-B with the corrected Report of Independent Registered Public Accounting Firm.

SignalPoint Global Alpha Fund – N-Q

Comment 2. The certifications filed with the N-Q filed August 28, 2015 did not contain conformed signatures. Please confirm the certificates were signed.

Response. The certifications filed with the N-Q filed August 28, 2015 did show conformed signatures.

Empiric 2500 Fund – N-CSR/A

Comment 3. The certifications dated December 5, 2013 that were filed with the N-CSR/A filed on March 12, 2015 should have been updated as of a more current date. Please refile the N-CSR/A with updated certifications as of the refile date.

Response. The Registrant will refile the N-CSR/A with updated certifications.

March 1, 2016 Page 2

Catalyst Funds – NT-N-CSR

Comment 4. Please explain why the NT-N-CSR filed September 8, 2014 was filed because the explanation given in the filing was insufficient.

Response. The Registrant’s administrator has confirmed to the Registrant that the Form N-CSR was provided to the Registrant’s prior EDGAR provider before the due date; however, the former EDGAR provider was unable to meet the filing deadline due to capacity issues. The Registrant has since changed providers, so the Registrant does not anticipate this issue occurring again in the future.

Inactive Funds - EDGAR

Comment 5. Please update the status of the various inactive funds in the Trust in EDGAR to reflect their status.

Response. The Registrant’s administrator will update the status of the inactive funds in EDGAR.

Catalyst/MAP Global Total Return Income Fund - Prospectus

Comment 6. In the prospectus dated November 1, 2015, it states that the expense cap is five basis points higher for Class A and Class C shares than for Class I shares. Please explain how this is permissible under Rule 18f-3 and how Class A and Class C shares are not subsidizing Class I shares.

Response. The Registrant notes that SEC staff guidance has indicated that share class expense cap structures may differ, so long as each class is paying the same advisory fee, which is true here.  Rule 18f-3(b), along with the repeal of the "preferential dividend" rules in the year 2010 under the RIC Modernization Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class.  Rule 18f-3(b) reads, in part, as follows: "Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company."  The Adopting Release (IC-20915, Section A.2.d.) explains that, as proposed, the Rule "would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees."  The Commission deleted the restrictions on waivers in the final rule by deleting the word "class" in order to allow waivers or reimbursements for specific classes of fund expenses.  The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes.  In this case, every investor in each share class pays, the same advisory fee.  Because every shareholder pays the same advisory fee there is no cross-subsidization.  The fact that the adviser is willing to reimburse "other expenses" out of its own resources does not constitute a cross-subsidization because the waiver has no impact on the fees charged by the third party vendors for the various services.  In other words, the adviser’s reimbursement of expenses did not increase the expenses paid by the remaining share classes.  The Registrant believes that this view is consistent with the import of Rule 18f-3(a)(1)(ii) (which is a permissive grant that allows direct variation in share class expenses to be affirmatively borne by a share class without reaching the topic of waivers or reimbursements) and Rule 18f-3(b) (permitting waiver and reimbursement of expenses).  The Registrant is not relying upon the permissive grant in Rule 18f-3(a)(1)(ii) to directly vary share class expenses, but rather upon of the wide waiver/reimbursement scope of Rule 18f-3(b) and SEC staff guidance described above.

March 1, 2016 Page 3

Catalyst Hedged Insider Buying Fund & Catalyst Insider Long/Short Fund – Fact Sheets

Comment 7. The September 30, 2015 fact sheets posted on the adviser’s website did not include interest expenses in the gross expense ratios stated. Please correct this error.

Response. The adviser has confirmed to the Registrant that the fact sheets have been corrected.

Eventide Gilead Fund - N-CSR

Comment 8. In the annual report for the period ended June 30, 2015, in the Schedule of Investments, the fund does not state the date the warrants will expire and the series of preferred shares as applicable. In the Statements of Operations, the fund does not separately disclose gains and losses on affiliated investments in accordance with Regulation S-X 6-07. Please include this information going forward.

Response. The Registrant will include this information going forward.

JAG Large Cap Growth Fund – N-CSR

Comment 9. In the annual report for the period ended September 30, 2015, because the fund’s class I shares have a minimum investment of $250,000, please begin the line graph in the Portfolio Review in the management discussion of fund performance with that amount as required by instruction 1(d) of Item 27(b)(7)(ii)(A) of Form N-1A.

Response. The Registrant will start the line graph at $250,000 going forward.

SignalPoint Global Alpha Fund – N-CSR

Comment 10. In the annual report for the period ended September 30, 2015, it does not disclose in the notes to the financial statements the results of the shareholder meeting held during the period. Please refile the annual report to include that discussion.

Response. The Registrant will include the results of shareholder meetings in the annual report going forward.

Catalyst Funds – N-CSR for period ended June 30, 2015

Comment 11. In the MDFP for the Catalyst/Stone Beach Income Opportunity Fund, the benchmark index used (JPMorgan Mortgage-Backed Securities Index) is described as another open-end mutual fund, not an index, in footnote 1. Please select a broad-based securities index as the fund’s benchmark.

March 1, 2016 Page 4

Response. The JPMorgan Mortgage-Backed Securities Index is a broad-based securities index. The footnote described it incorrectly and will be corrected going forward.

Comment 12. In the Portfolio of Investments for the Catalyst Hedged Futures Strategy Fund and the Catalyst Time Value Trading Fund, please include the expiration date of the option in the line item (e.g. S&P Index Future December 2016).

Response The Registrant already includes this information in a separate column next to the “Call Options” column in the same line.

Comment 13. In the Statement of Operations for the Catalyst/Princeton Floating Rate Income Fund, please break out the fee income on bank loans separately in accordance with Regulation S-X 6-07(1). Please also confirm that there are no unfunded commitments related to loans.

Response. The Registrant will do this going forward to the extent applicable. The adviser has confirmed to the Registrant that there are no unfunded commitments related to loans.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722.

Very truly yours,

/s/ Tanya Goins

Tanya Goins